# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Algoma Steel Group Inc., CIK 0001860805
CUSIP: 015658107
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 105 WEST STREET, SAULT STE., MARIE, Ontario, Canada (Federal Level) (Z4), P6A 7B4
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0001742916
Persons authorized to receive notices and communications: Michael P. McNamara, Zekelman Industries, Inc., 227 West Monroe Street, Suite 2600, Chicago, Illinois (IL), 60606, (312) 275-1600

## Reporting persons
- Zekelman Industries, Inc. (CIK 0001742916): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,229,998; sole dispositive power 0; shared dispositive power 3,229,998; aggregate amount beneficially owned 3,229,998 (3.08% of the class)
  Comment: The percentage reported in Row 13 is based on 104,933,802 Common Shares outstanding as of July 17, 2025, as reported in the Issuer's registration statement on Form F-10 filed with the Commission on July 18, 2025.
- Atlas Tube Canada ULC: type of reporting person: other (OO); citizenship or place of organization: Alberta Canada (A0); source of funds: working capital (WC); sole voting power 0; shared voting power 3,229,998; sole dispositive power 0; shared dispositive power 3,229,998; aggregate amount beneficially owned 3,229,998 (3.08% of the class)
  Comment: The percentage reported in Row 13 is based on 104,933,802 Common Shares outstanding as of July 17, 2025, as reported in the Issuer's registration statement on Form F-10 filed with the Commission on July 18, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Algoma Steel Group Inc.
Address of issuer's principal executive offices: 105 WEST STREET, SAULT STE., MARIE, Ontario, Canada (Federal Level) (Z4), P6A 7B4
Comment:
This Amendment No. 1 ("Amendment") amends and supplements the Schedule 13D initially filed by the Reporting Persons on July 31, 2024 (the "Original Schedule 13D", and as amended by this Amendment, the "Schedule 13D"). Except as specifically modified hereby, the Original Schedule 13D remains unchanged. Capitalized terms but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

As a result of the transactions described herein, this Amendment represents the final amendment to the Schedule 13D and constitutes an "exit filing" for each of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented as follows:

The information required by this Item 5(a) is set forth in Rows (11) and (13) of the cover page (including the accompanying comments thereto) for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and supplemented as follows:

The information required by this Item 5(a) is set forth in Rows (7) through (10) of the cover page (including the accompanying comments thereto) for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. Each such transaction was effected directly by Atlas Tube.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described herein, on September 10, 2025, each of the Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the Issuer's Common Shares.

## Signatures
- Zekelman Industries, Inc.: /s/ Michael P. McNamara, Michael P. McNamara, President (09/23/2025)
- Atlas Tube Canada ULC: /s/ Michael P. McNamara, Michael P. McNamara, Vice President (09/23/2025)